Exhibit 99.1

Alpha Tau Announces Multiple Corporate Updates Ahead of 2022 Annual Meeting of the American Society for Radiation Oncology

- Medicines and Healthcare products Regulatory Agency of the United Kingdom approves clinical trial in squamous cell carcinoma of the vulva at Addenbrookes Hospital in Cambridge -

- Health Canada approves the addition of Jewish General Hospital in Montreal as a second site in the Company’s clinical trial in advanced pancreatic cancer -

- Dr. Christopher Barker of Memorial Sloan Kettering Cancer Center will be delivering a presentation at the ASTRO 2022 Annual Meeting regarding results of the Company’s U.S. pilot feasibility study completed earlier in 2022 -

- Investigators at The University of Texas MD Anderson Cancer Center presented a poster at the Radiation Research Society’s 2022 Annual Meeting on tumor growth delay and immune stimulation using the Alpha DaRT in treating 4T1 murine triple-negative breast cancer tumors -

JERUSALEM, October 21, 2022 – Alpha Tau Medical Ltd. ("Alpha Tau", or the “Company”), the developer of the innovative alpha-radiation cancer therapy Alpha DaRT™, announced today its participation in the upcoming 2022 Annual Meeting of the American Society for Radiation Oncology (“ASTRO”), being held October 23 – 25, 2022 in San Antonio, TX, where the Company will be at Booth #3719. Participants interested in meeting with the Alpha Tau team at the conference can do so by booking a slot via the following link: https://calendly.com/michaelt-alpha-dart/. Ahead of the conference, the Company is pleased to announce a number of recent developments:

•	The Medicines and Healthcare products Regulatory Agency (“MHRA”) of the United Kingdom has approved the Company’s request to initiate a clinical trial for the treatment of primary and recurrent Squamous Cell Carcinoma of the vulva using the Alpha DaRT. The trial is expected to be conducted with 10 patients, and will be led by Dr. Li Tee Tan of Addenbrooke’s Hospital of the Cambridge University Hospitals NHS Trust. The trial seeks to measure the feasibility, safety, efficacy and immunological response associated with treatment with the Alpha DaRT.

•	Health Canada has approved the Company’s request to revise its Investigational Testing Authorization for the Company’s clinical trial testing the feasibility and safety of the Alpha DaRT treatment in patients with advanced pancreatic cancer. The revision allows the Company to add Jewish General Hospital in Montreal, Canada as a second site to the trial, alongside Centre Hospitalier de l’Université de Montréal (CHUM).

•	Dr. Christopher Barker of Memorial Sloan Kettering Cancer Center in New York will deliver a presentation at the ASTRO 2022 Annual Meeting, on Wednesday, October 26, 2022 at 8:20am in the Henry B. Gonzalez Convention Center, Room 303, entitled “A Multicenter Prospective Trial of Diffusing Alpha-Emitter Radiation Therapy for Recurrent or Unresectable Cutaneous Cancers: Early Results from a Pilot Feasibility Study in the United States,” providing further detail on the results of the Company’s U.S. pilot feasibility study that was conducted in 2021, the initial results of which were reported earlier in 2022, including a 100% complete response rate observed at 12 and 24 weeks after treatment with the Alpha DaRT.

•	Following the Company’s announcement in January 2022 that it had signed a sponsored research agreement with investigators at The University of Texas MD Anderson Cancer Center, the investigators presented a poster at the Radiation Research Society’s 2022 Annual Meeting, held October 16 – 19, 2022 in Waikoloa Village, Hawaii. The poster detailed results of the investigators’ pre-clinical study using the Alpha DaRT to treat mice with 4T1 triple-negative breast cancer tumors, demonstrating significantly smaller tumor volume as well as a significant two-fold increase in CD8+ cell populations in the spleens of mice when treated with the Alpha DaRT vs. those treated with inert sources. The investigators concluded that, “[Alpha] DaRT seeds were effective in delaying tumor growth with activation of the immune system…The magnitude of increase in CD8+ populations in the irradiated spleens of mice suggests systemic activation of the immune system.”

Alpha Tau CEO Uzi Sofer commented, “Following the completion of our U.S. pilot study earlier this year, we are laser-focused on initiating our U.S. multi-center pivotal study for the treatment of recurrent cutaneous Squamous Cell Carcinoma using the Alpha DaRT, which we expect to occur before the end of the year, as we are currently progressing on the associated preparatory logistics such as IRB approvals and site initiations. At the same time, we continue to forge ahead in our strategy to broaden the application of the Alpha DaRT to other indications, and are very excited to see continued meaningful progress across three different indications: cancer of the vulva, pancreas and breast. We look forward to further advances in these and other indications, as we continue to explore ways that the Alpha DaRT can help patients around the world.”

About Alpha DaRT™

Alpha DaRT (Diffusing Alpha-emitters Radiation Therapy) is designed to enable highly potent and conformal alpha-irradiation of solid tumors by intratumoral delivery of radium-224 impregnated sources. When the radium decays, its short-lived daughters are released from the sources and disperse while emitting high-energy alpha particles with the goal of destroying the tumor. Since the alpha-emitting atoms diffuse only a short distance, Alpha DaRT aims to mainly affect the tumor, and to spare the healthy tissue around it.

About Alpha Tau Medical Ltd.

Founded in 2016, Alpha Tau is an Israeli medical device company that focuses on research, development, and potential commercialization of the Alpha DaRT for the treatment of solid tumors. The technology was initially developed by Prof. Itzhak Kelson and Prof. Yona Keisari from Tel Aviv University.

Forward-Looking Statements

This press release includes "forward-looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995. When used herein, words including "anticipate," "being," "will," "plan," "may," "continue," and similar expressions are intended to identify forward-looking statements. In addition, any statements or information that refer to expectations, beliefs, plans, projections, objectives, performance or other characterizations of future events or circumstances, including any underlying assumptions, are forward-looking. All forward-looking statements are based upon Alpha Tau's current expectations and various assumptions. Alpha Tau believes there is a reasonable basis for its expectations and beliefs, but they are inherently uncertain. Alpha Tau may not realize its expectations, and its beliefs may not prove correct. Actual results could differ materially from those described or implied by such forward-looking statements as a result of various important factors, including, without limitation: (i) Alpha Tau's ability to receive regulatory approval for its Alpha DaRT technology or any future products or product candidates; (ii) Alpha Tau's limited operating history; (iii) Alpha Tau's incurrence of significant losses to date; (iv) Alpha Tau's need for additional funding and ability to raise capital when needed; (v) Alpha Tau's limited experience in medical device discovery and development; (vi) Alpha Tau's dependence on the success and commercialization of the Alpha DaRT technology; (vii) the failure of preliminary data from Alpha Tau's clinical studies to predict final study results; (viii) failure of Alpha Tau's early clinical studies or preclinical studies to predict future clinical studies; (ix) Alpha Tau's ability to enroll patients in its clinical trials; (x) undesirable side effects caused by Alpha Tau's Alpha DaRT technology or any future products or product candidates; (xi) Alpha Tau's exposure to patent infringement lawsuits; (xii) Alpha Tau's ability to comply with the extensive regulations applicable to it; (xiii) the ability to meet Nasdaq's listing standards; (xiv) costs related to being a public company; (xv) changes in applicable laws or regulations; (xix) impacts from the COVID-19 pandemic; and the other important factors discussed under the caption "Risk Factors" in Alpha Tau's annual report filed on form 20-F with the SEC on March 28, 2022, and other filings that Alpha Tau may make with the United States Securities and Exchange Commission. These and other important factors could cause actual results to differ materially from those indicated by the forward-looking statements made in this press release. Any such forward-looking statements represent management's estimates as of the date of this press release. While Alpha Tau may elect to update such forward-looking statements at some point in the future, except as required by law, it disclaims any obligation to do so, even if subsequent events cause its views to change. These forward-looking statements should not be relied upon as representing Alpha Tau's views as of any date subsequent to the date of this press release.

Investor Relations Contact

IR@alphatau.com